EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE ANNOUNCES THIRD QUARTER 2014 RESULTS

Reports Quarterly Net Sales and Depletions Growth of 6% Despite Tough
Comparison over Prior Year; Reconfirms Tightened 2014 Full Year Guidance

Portland, Ore. (November 5, 2014) – Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), an independent craft brewing company, today reported its financial results for the third quarter ended September 30, 2014. The results for the third quarter are in line with management’s expectations, and the Company reconfirms previously tightened 2014 full year guidance as reported in a press release issued October 28.

“Our third quarter results represent another deliberate step forward in CBA’s long-term quest to continue sustainably growing our topline while driving significant gross margin improvements,” said Andy Thomas, chief executive officer, CBA. “In fact, taking into account the Memphis start-up costs and the tough comparisons over last year’s third quarter, our gross margin rate was in line with our expectations and shows solid growth, allowing us to tighten and even accelerate our long-term gross margin guidance by a full year.”

Significant third quarter and nine months ended financial highlights include:

•	Depletion volume grew 6% from the third quarter in 2013, and 8% for the nine months ended compared to the same period last year, which is squarely within our tightened full year depletion growth estimate of 7-9%.
•	Net sales and total beer shipments increased 6% and 4%, respectively, for the quarter. Nine months ended net sales and total beer shipments grew to 13% and 11%, respectively, over the same period of 2013.
•	Our third quarter gross margin rate declined 200 basis points to 28.1% from the third quarter in 2013, primarily due to startup costs associated with the launch of Memphis operations. The impact of decreased production, as a result of using buffer stock brewed in the second quarter to cover any challenges as Memphis started up, and higher shipment costs represented approximately $1.4 million, or $840,000 after tax. This resulted in a negative impact on our gross margin of 270 basis points for the quarter.
•	Our gross margin rate for the nine months ended September 30, 2014 improved 80 basis points to 29.5% over the same period of 2013, reflecting the improved operating efficiencies in our breweries during the first half of the year. The benefit from the improved efficiencies were partially offset in the third quarter by the additional costs related to initiating brewing in Memphis that, for the nine-month period ended September 30, 2014, totaled approximately $0.7 million, or $420,000 after tax, and had a negative impact on our gross margin of 50 basis points.
•	As a percentage of net sales, our selling, general and administrative expense (“SG&A”) increased to 26% in the third quarter, compared to 24% for the third quarter of last year. SG&A growth of 12% to $40.8 million for the first nine months of 2014 reflects the planned increases in SG&A spending, primarily for Kona television advertising in select markets.
•	Diluted earnings per share (“EPS) for the third quarter were $0.03, compared to $0.10 for the third quarter last year. EPS for the nine months ended September 30, 2014 was $0.12 compared to $0.06 for the same period of 2013.

Craft Brew Reports Third Quarter 2014 Results and Tightens Full-Year 2014 Guidance

Components of anticipated 2014 financial results and developments

Based on year-to-date financial results in line with expectations, and the successful launch of Memphis, CBA tightened its full year 2014 guidance ranges and accelerated its long-range gross margin guidance by a full year:

•	Depletion growth estimate of 7% to 9%.
•	Average price increases of approximately 1.5%.
•	Growth in contract brewing revenue of approximately 40%.
•	Gross margin rate of 29% to 30%. As we continue to optimize our brewing locations and further leverage our Memphis operation, we expect a long-range guidance target of 35% in 2017.
•	SG&A expense of $52 million to $53 million.
•	Capital expenditures of approximately $16 million to $18 million.

“Our third quarter results are consistent with our expectations as reflected in our tightened full year guidance ranges, giving us further confidence in the long term,” said Chief Financial Officer Mark Moreland. “As we stated earlier in the year, quarterly volatility is to be expected given the challenging operating environment and increased competition in our market.”

In a separate press release issued today, CBA announced that Mark Moreland will be transitioning out of the role of chief financial officer at the end year. He will remain as a senior consultant to the company through the first half of 2015.

Craft Brew Reports Third Quarter 2014 Results and Tightens Full-Year 2014 Guidance

Forward-Looking Statements

Statements made in this press release that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of the future, including depletions and sales growth, the level or effect of SG&A expense, the amount of capital spending, and the benefits or improvements to be realized from strategic initiatives and capital projects, are forward-looking statements. It is important to note that the Company's actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including, but not limited to, the Company's report on Form 10-K for the year ended December 31, 2013. Copies of these documents may be found on the Company's website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

About Craft Brew Alliance

CBA is an independent, publicly traded craft brewing company that was formed through the merger of leading Pacific Northwest craft brewers – Widmer Brothers Brewing and Redhook Ale Brewery – in 2008. With an eye toward preserving and growing one-of-a-kind craft beers and brands, CBA welcomed Kona Brewing Company in 2010, and then launched Omission beer in 2012 and Square Mile Cider Company in 2013.

When Kurt & Rob Widmer founded Widmer Brothers Brewing in 1984, they didn’t confine their brewing exploration to strict style guidelines. To this day, Widmer Brothers continues to create craft beers with a unique and unconventional twist on traditional styles that are award winning and please a wide range of craft beer lovers. Redhook began in a Seattle transmission shop in 1981 and those colorful roots are reflected in the brand’s personality to this day. The eminently drinkable beers consistently win awards and please crowds across the United States. Kona Brewing was founded in 1994 by the father and son team of Cameron Healy and Spoon Khalsa, who dreamed of crafting fresh, local-island brews with spirit, passion and quality. As the largest craft brewery in Hawaii, Kona personifies the laid-back, passionate lifestyle and environmental respect of the Hawaiian people and culture. Omission beer is the first craft beer brand in the United States focused exclusively on brewing great tasting craft beers with traditional beer ingredients, including malted barley, that are specially crafted to remove gluten. Square Mile Cider was inspired by the fortitude and perseverance of the original pioneers and reinvigorates an enduringly classic beverage.

For more information, visit: www.craftbrew.com.

Media Contact:	Investor Contact:
Jenny McLean	Edwin Smith
Craft Brew Alliance, Inc.	Craft Brew Alliance, Inc.
(503) 331-7248	(503) 972-7884
jenny.mclean@craftbrew.com	ed.smith@craftbrew.com

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Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(In thousands, except per share amounts and shipments)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Sales	$55,871	$53,022	$163,616	$145,113
Less excise taxes	3,798	3,668	11,031	10,143
Net sales	52,073	49,354	152,585	134,970
Cost of sales	37,428	34,512	107,526	96,221
Gross profit	14,645	14,842	45,059	38,749
As percentage of net sales	28.1%	30.1%	29.5%	28.7%
Selling, general and administrative expenses	13,554	11,602	40,824	36,312
Operating income	1,091	3,240	4,235	2,437
Interest expense	(111)	(62)	(317)	(374)
Other expense, net	(54)	(58)	(51)	(75)
Income before income taxes	926	3,120	3,867	1,988
Income tax provision	361	1,228	1,508	775
Net income	$565	$1,892	$2,359	$1,213
Income per share:
Basic and diluted net income per share	$0.03	$0.10	$0.12	$0.06
Weighted average shares outstanding:
Basic	19,052	18,937	19,019	18,916
Diluted	19,103	19,067	19,086	19,010

Total shipments (in barrels):
Core Brands	204,900	200,100	602,400	548,000
Contract Brewing	10,400	6,900	30,000	21,900
Total shipments	215,300	207,000	632,400	569,900

Change in depletions (1)	6%	14%	8%	11%

(1)	Change in depletions reflects the year-over-year change in barrel volume sales of beer by wholesalers to retailers.

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	September 30,
	2014	2013

Current assets:
Cash and cash equivalents	$1,469	$4,900
Accounts receivable, net	11,069	12,014
Inventories	19,152	15,377
Deferred income tax asset, net	1,686	1,633
Other current assets	3,297	3,170
Total current assets	36,673	37,094
Property, equipment and leasehold improvements, net	109,577	104,898
Goodwill	12,917	12,917
Intangible and other non-current assets, net	17,568	17,456
Total assets	$176,735	$172,365

Current liabilities:
Accounts payable	$14,657	$15,782
Accrued salaries, wages and payroll taxes	5,677	4,764
Refundable deposits	8,449	9,108
Other accrued expenses	2,256	1,483
Current portion of long-term debt and capital lease obligations	1,208	671
Total current liabilities	32,247	31,808
Long-term debt and capital lease obligations, net of current portion	10,845	11,851
Other long-term liabilities	19,216	18,414
Total common shareholders' equity	114,427	110,292
Total liabilities and common shareholders' equity	$176,735	$172,365

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Nine Months Ended September 30,
	2014	2013

Cash Flows From Operating Activities:
Net income	$2,359	$1,213
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,432	6,079
Deferred income taxes	316	224
Other, including stock-based compensation and excess tax benefit from employee stock plans	361	1,104
Changes in operating assets and liabilities:
Accounts receivable	301	(1,501)
Inventories	(2,287)	(4,084)
Other current assets	106	638
Accounts payable and other accrued expenses	861	3,263
Accrued salaries, wages and payroll taxes	1,061	(503)
Refundable deposits	1,188	1,129
Net cash provided by operating activities	10,698	7,562

Cash Flows from Investing Activities:
Expenditures for property, equipment and leasehold improvements	(12,936)	(7,361)
Proceeds from sale of property, equipment and leasehold improvements	236	-
Net cash used in investing activities	(12,700)	(7,361)

Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(458)	(475)
Proceeds from capital lease financing	841	-
Proceeds from issuances of common stock	321	119
Tax payments related to performance shares issued	(150)	-
Excess tax benefit from employee stock plans	191	42
Net cash provided by (used in) financing activities	745	(314)
Decrease in cash and cash equivalents	(1,257)	(113)
Cash and cash equivalents, beginning of period	2,726	5,013
Cash and cash equivalents, end of period	$1,469	$4,900

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net Income
(In thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Net income	$565	$1,892	$2,359	$1,213
Interest expense	111	62	317	374
Income tax provision	361	1,228	1,508	775
Depreciation expense	2,117	2,026	6,251	5,892
Amortization expense	60	62	181	187
Stock-based compensation	361	284	805	632
Loss on disposal of assets	56	66	75	187
Adjusted EBITDA	$3,631	$5,620	$11,496	$9,260

The Company has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by the Company’s management. The Company defines Adjusted EBITDA as net earnings (loss) before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including net gain or loss on disposal of property, plant and equipment. The Company uses Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income (loss) as an indicator of operating performance, or net cash provided by operating activities as an indicator of liquidity. The use of Adjusted EBITDA instead of net income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s operations. We compensate for these limitations by relying on GAAP results. Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income (loss) and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income (loss).